SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 3)
SP PLUS CORPORATION
 (Name of Issuer)
Common Stock, par value $0.001 per share
 (Title of Class of Securities)
78469C103
 (CUSIP Number)
R. Eric Emrich
L-A Financial Management, L.P.
2929 Arch Street
Suite 1650
Philadelphia, PA 19104-2868
 (215) 972-2200
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)
With a copy to:
Alison S. Ressler
Rita-Anne O’Neill
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067-1725
 (310) 712-6600
May 16, 2017
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78469C103

1.	NAME OF REPORTING PERSON 2929 CPC Holdco, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):	(a) ☐ (b) ☑
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 366,666
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 366,666
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 366,666
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%*
14.	TYPE OF REPORTING PERSON (See Instructions) OO

*
Based on 22,488,641 shares of Common Stock outstanding as of May 11, 2017, as reported in the Final Prospectus Supplement to the Registration Statement on Form S-3, filed by the Issuer with the Securities and Exchange Commission on May 12, 2017.

This Amendment No. 3 amends the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (“SEC”) on October 12, 2012 and amended on April 20, 2017 and May 12, 2017.  Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect.  Terms used herein and not defined herein shall have the meaning ascribed thereto in the Original 13D, as amended.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following immediately prior to the last paragraph of Item 4:

On May 16, 2017, 2929 CPC Holdco sold 974,585 shares of Common Stock pursuant to the 2017 Underwriting Agreement.

Item 5.	Interest in Securities of the Issuer

Items 5(c) and (e) are hereby amended and restated in their entirety as follows:

(c) On May 16, 2017, 2929 CPC Holdco sold 974,585 shares of Common Stock pursuant to the 2017 Underwriting Agreement.

(e) As of May 16, 2017, 2929 CPC Holdco ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 16, 2017	2929 CPC Holdco, LLC

	By:	/s/ Stuart Margulies
		Name:	Stuart Margulies
		Title:	Senior Managing Principal